ABSA

03 NOV 26 AM 7:21

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

03037687

26 November 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

SUPPL

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: FILE REFERENCE 082-04569

Please see attached cautionary announcement released on Monday, 24 November 2003.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

dlw 11/26

26.NOV.2003 8:26 ABSA GROUP SECRETARIAT 3504928 NO.980 P.1

Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
JSE code: ASA Issuer code: AMAGB
ISIN: ZAE000013389
("Absa")

Cautionary announcement

Shareholders are advised that Absa is in advanced negotiations with regard to the introduction of Empowerment Shareholders at the Absa Group level. These negotiations include the appointment of a consortium led by Messrs Tokyo Sexwale and Leslie Maasdorp and Mrs Nthobi Angel to assist in the formation of an appropriate empowerment grouping. The grouping is to be broad-based and representative of a countrywide spectrum of empowerment parties. The process is well underway and appropriate announcements will be made in due course. It is envisaged that a holding of 10% will be made available for this purpose.

Should these negotiations be successfully concluded it may have an effect on the price at which Absa shares trade on the JSE Securities Exchange South Africa. Accordingly, shareholders are advised to exercise caution when trading in Absa's shares until further announcements are made. The proposed transaction is subject to the necessary shareholder and regulatory approvals.

Johannesburg
24 November 2003

Lead sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number [illegible]
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Co-sponsor

ABSA
Corporate & Merchant Bank
Corporate Finance
Absa Bank Limited
Reg. No. 1986/004794/06

INCE
I-PROXY
www.ince.co.za/iproxy

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

03 NOV 25 AM 7:21

25 November 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

FAX: 09 1 202 942 9624

03 NOV 26 AM 7:21

Dear Sir/Madam

ABSA GROUP LIMITED: FILE REFERENCE NO. 082-04569: INTERIM RESULTS

Please note that the interim financial results of Absa Group Limited for the period ended 30 September 2003 were released on Monday, 24 November 2003.

The interim results may be viewed on the Absa website, http:/www.absa.co.za

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY